EXHIBIT 11

APPALACHIAN BANCSHARES, INC.

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and nine month periods ended September 30, 2005 and 2004.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Basic Earnings per Share

Net income	$1,389,738	$1,068,102	$3,615,260	$2,944,359

Weighted average common shares
outstanding - basic	3,880,824	3,736,079	3,841,861	3,719,312

Basic earnings per common share	$0.36	$0.29	$0.94	$0.79

Diluted Earnings per Share

Net income	$1,389,738	$1,068,102	$3,615,260	$2,944,359

Weighted average common shares
outstanding - diluted	3,988,843	3,894,699	3,967,791	3,879,415

Diluted earnings per common share	0.35	0.27	$0.91	$0.76